SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1. News Release entitled, “CNH Capital Unveils Industry-Leading Municipal Lease Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 19, 2008

For Immediate Release

For more information, contact:

Ben Sterling, CNH Capital

Ben.sterling@cnh.com

(262) 636-6949

CNH Capital Unveils Industry-Leading Municipal Lease Offering

RACINE, Wis. (June 18, 2008) – CNH Capital, the financial services business of agricultural and construction equipment maker CNH Global N.V., has unveiled its most flexible and competitive municipal lease offering to date.

This industry-leading lease offering will be sold primarily through the nearly 2,500 agricultural and construction equipment dealers who represent the CNH family of brands in the United States – including Case IH, New Holland, Case, New Holland Construction and Kobelco.

“CNH Capital’s municipal lease program offers competitive rates and is fully supported by our customer service and sales professionals,” says Larry Self, Director of Leasing for CNH Capital. “With our new municipal lease offering, state and local governments and other municipal entities that qualify now have an easy and cost-effective way to obtain the equipment they need for a variety of municipal projects.”

Highlights of the new CNH Capital municipal lease offering include fast credit approvals. In fact, most applications are approved within hours. In addition, leases can be tailored to the financial situation of each municipality, with terms ranging from 24 to 60 months. Lease terms also can be structured around the useful life of the equipment, financing up to 100% of the acquisition.

All municipal lease programs are fully supported by CNH Capital customer service and sales professionals who deliver efficient and accurate service, before and after funding a transaction.

“These new lease programs can help municipalities fast-track through what is typically a lengthy process,” according to Self. “And our expertise in the financial and equipment industries means we can provide prompt and flexible municipal leasing options that are custom-tailored to their needs.”

About CNH Capital

CNH Capital, the financial services business of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat Group (FIA:MI), provides a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on more than 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $18 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia. More information about CNH Capital can be found at: www.cnhcapital.com.

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